Mail Stop 6010

August 4, 2008

E. Gerald Kay
Chief Executive Officer
Integrated BioPharma, Inc.
225 Long Ave.
Hillside, New Jersey 07205

> **Re:** **Integrated BioPharma, Inc.**
> **Amendment No. 4 to**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 17, 2008**
> **File No. 1-31668**

Dear Mr. Kay:

We have completed our review of your preliminary information statement on Schedule 14A and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Andrew H. Abramowitz, Esq.
        Greenberg Traurig, LLP
        200 Park Avenue
        New York, New York 10166